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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

South Korea selects the Embraer C-390 Millennium

▪	C-390 is the winner of LTA-II program public tender to provide the Republic of Korea Air Force with new military transport aircraft
▪	The country will be Asia’s first C-390 Millennium operator

Seoul, South Korea, December 04, 2023 – South Korea’s Defense Acquisition Program Administration (DAPA) has announced Embraer’s C-390 Millennium as the winner of the Large Transport Aircraft (LTA) II public tender to provide the Republic of Korea Air Force (ROKAF) with new military transport aircraft. South Korea is the C-390 Millennium’s first customer in Asia.

Under the signed contract, Embraer will provide an undisclosed number of C-390 Millennium aircraft specially configured to meet ROKAF’s requirements, as well as services & support including training, ground support equipment and spare parts. The value of the contract will be included in Embraer’s backlog in the fourth quarter of 2023.

Embraer will also provide a comprehensive consortium and offset package including a significant amount of C-390 Millennium parts to be locally manufactured by Korean partner companies and the development of a local Maintenance Repair and Overhaul (MRO) provider.

“We welcome the Republic of Korea Air Force to the growing number of air forces operating the C-390 Millennium – the most modern military tactical transport aircraft. Day after day, the aircraft has proven its capability to complete a wide range of missions with great efficiency, serviceability and speed,” said Bosco da Costa Jr, President and CEO, Embraer Defense & Security. “This is a new era in Brazil-South Korea relations and together with our Korean partners, we are committed to growing the capabilities of its aerospace and defense industries.”

South Korea is the seventh nation to select the C-390 after Brazil, Portugal, Hungary, the Netherlands, Austria and the Czech Republic. The C-390 is redefining military airlift and challenging the thinking behind current and future generation platforms, with multi-mission capability, reliability and interoperability built by design.

Since entering operation with the Brazilian Air Force in 2019 and most recently with the Portuguese Air Force in 2023, the C-390 has proven its capacity, reliability, and performance. The current fleet of aircraft in operation has accumulated more than 10,800 flight hours, with operational availability of around 80% and mission completion rates above 99%, demonstrating exceptional productivity in the category.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting, and humanitarian missions, operating on temporary or unpaved runways such as packed earth, soil, and gravel. The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

Images: https://embraer.bynder.com/share/015162F6-FCD3-4A7B-B76297F44F5BD1AE/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations